CLECO POWER	EXHIBIT 12(b)

Computation of Ratios of Earnings to Fixed Charges

	FOR THE THREE MONTHS ENDED		FOR THE TWELVE MONTHS ENDED
(THOUSANDS, EXCEPT RATIOS)	MARCH 31, 2012
Earnings from continuing operations	$26,805		$139,610
Income taxes	14,507		69,516
Earnings from continuing operations before income taxes	$41,312		$209,126
Fixed charges:
Interest	$18,232		$90,209
Amortization of debt expense, premium, net	598		2,382
Portion of rentals representative of an interest factor	118		500
Interest of capitalized lease	421		1,746
Total fixed charges	$19,369		$94,837
Earnings from continuing operations before income taxes	$41,312		$209,126
Plus: total fixed charges from above	19,369		94,837
Earnings from continuing operations before income taxes and fixed charges	$60,681		$303,963
Ratio of earnings to fixed charges	3.13	X	3.21	X